As confidentially submitted to the Securities and Exchange Commission on March 25, 2021.

This Amendment No. 3 to the draft registration statement has not been publicly filed with the

Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Valneva SE

(Exact name of registrant as specified in its charter)

France	2836	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Valneva SE

6 rue Alain Bombard

44800 Saint-Herblain, France

+33 2 28 07 37 10

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Valneva USA, Inc.

910 Clopper Road, Suite 160S

Gaithersburg, MD 20878

+ 1 301 556 4500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

David Boles Marc Recht Divakar Gupta Katie Kazem Cooley LLP 500 Boylston Street, 14th Floor Boston, MA 02116 +1 617 937 2300	Jean-Marc Franceschi Hogan Lovells Paris LLP 17, avenue Matignon CS 30027 75378 Paris Cedex 08, France +33 1 53 67 47 47	Robert E. Puopolo Edwin O’Connor Seo Salimi Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 +1 617 570 1000	Arnaud Duhamel Guilhem Richard Gide Loyrette Nouel A.A.R.P.I. 15 rue de Laborde 75008 Paris, France +33 1 40 75 60 00

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered(1)(2)(3)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(4)
Ordinary shares, €0.15 nominal value per share	$	$

(1)

All ordinary shares in the U.S. offering will be in the form of American Depositary Shares, or ADSs, with each ADS representing ordinary shares. ADSs issuable upon deposit of the ordinary shares registered hereby are being registered pursuant to a separate registration statement on Form F-6.

(2)	Includes ordinary shares, which may be in the form of ADSs, which the underwriters have an option to purchase. See “Underwriting.”
(3)

Includes ordinary shares that are being offered in the European offering, but which may be resold from time to time in the United States in transactions requiring registration under the Securities Act or an exemption therefrom.

(4)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act based on an estimate of the proposed maximum offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Explanatory Note

The Registrant has prepared this Amendment No. 3 (this “Amendment No. 3”) to its draft registration statement on Form F-1, as amended, as most recently submitted with the Securities and Exchange Commission on March 24, 2021 (the “Draft Registration Statement”), solely for the purpose of filing or refiling certain exhibits and making corresponding updates to Item 8 of the Draft Registration Statement. This Amendment No. 3 does not modify any provision of the preliminary prospectus that forms Part I of the Draft Registration Statement and, accordingly, such preliminary prospectus has not been included herein.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	Indemnification of Members of the Management and Supervisory Board.

Under French law, provisions of bylaws that limit the liability of directors are prohibited. However, French law allows société européenne to contract for and maintain liability insurance against civil liabilities incurred by any of their directors and officers involved in a third-party action, provided that they acted in good faith and within their capacities as directors or officers of the company. Criminal liability cannot be indemnified under French law, whether directly by the company or through liability insurance.

We maintain liability insurance for the members of our Supervisory Board and Management Board, including insurance against liability under the Securities Act of 1933, as amended, and we intend to enter into agreements with the members of our Supervisory Board and Management Board to provide contractual indemnification. With certain exceptions and subject to limitations on indemnification under French law, these agreements will provide for indemnification for damages and expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding arising out of his or her actions in that capacity.

Certain of the members of our Supervisory Board may, through their relationships with their employers or partnerships, be insured and/or indemnified against certain liabilities in their capacity as members of our Supervisory Board.

In any underwriting agreement we enter into in connection with the sale of ADSs being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act against certain liabilities.

ITEM 7.	Recent Sales of Unregistered Securities.

Set forth below is information regarding share capital issued since January 1, 2018. None of the transactions described below involved any underwriters, underwriting commissions, or any public offering. Some of the transactions described below involved members of our Supervisory Board and Management Board and 5% shareholders and more are fully described under the section of the prospectus titled “Certain Relationships and Related Party Transactions.”

From January 1, 2018 through December 31, 2020, we have issued securities in the following transactions that were not registered under the Securities Act:

•	On October 1, 2018, we issued 13,333,334 ordinary shares, in connection with a private placement whose total cash contributions amounted to €50,000,002.50 (including €2,000,000.10 in nominal).

•

On May 3, 2019, we issued 3,125 new ordinary shares to a Supervisory Board member, in connection with the exercise of equity warrants on April 24, 2019 carried out by cash contribution of €8,043.75 (including €468.75 as nominal value).

•

On July 29, 2019, after a four-year vesting period, 19,725 free convertible preferred shares (previously granted to employees and Management Board members) vested. They were included in the share capital through incorporation of issue premiums of 2,958.75 Euros.

•

On November 4, 2019, we issued 3,125 new ordinary shares to a former Supervisory Board member, in connection with the exercise of equity warrants on October 25, 2019 carried out by cash contribution of €8,043.75 (including €468.75 as nominal value).

•

On May 15, 2020, we issued 3,125 new ordinary shares to a former Supervisory Board member, in connection with the exercise of equity warrants on May 12, 2020 carried out by cash contribution of €8,043.75 (including €468.75 as nominal value).

•

On July 29, 2020, we issued 4,875 new ordinary shares to a Supervisory Board member, in connection with the exercise of equity warrants on July 27, 2020 carried out by cash contribution of €19,110 (including €731.25 as nominal value).

•

On August 31, 2020, we issued 3,125 new ordinary shares to a Supervisory Board member, in connection with the exercise of equity warrants on August 25, 2020 carried out by cash contribution of €8,043.75 (including €468.75 as nominal value).

•

On December 1, 2020, we issued 3,125 new ordinary shares to a former Supervisory Board member, in connection with the exercise of equity warrants on November 26, 2020 carried out by cash contribution of €8,043.75 (including €468.75 as nominal value).

•

On December 10, 2020, we issued 12,500 new ordinary shares to former and current Supervisory Board members, in connection with the exercise of equity warrants on December 4, December 7 and December 9, 2020 carried out by a total cash contribution of €32,175 (including €1,875 as nominal value).

The issuances of the securities described above were exempt from registration either (a) under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States or (c) under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation.

ITEM 8.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Incorporated by Reference
Exhibit Number	Description of Document	Schedule/Form	File Number	Exhibits	Filing Date

1.1*	Form of Underwriting Agreement

3.1+	Bylaws (statuts) of the Registrant (English translation)

4.1*	Form of Deposit Agreement

4.2*	Form of American Depositary Receipt (included in Exhibit 4.1)

5.1*	Opinion of Hogan Lovells Paris LLP

10.1†+	Research Collaboration and License Agreement, dated April 29, 2020, by and between Pfizer Inc. and Valneva Austria GmbH.

10.2†	SARS-CoV-2 Vaccine Supply Agreement, dated September 13, 2020, by and among the Secretary of State for Business, Energy and Industrial Strategy, Valneva SE and Valneva Austria GmbH, as amended on December 17, 2020 and January 30, 2021.

10.3†+	Supply Agreement, dated September 12, 2020, by and between Dynavax Technologies Corporation and Valneva Scotland Ltd.

10.4†+	Funding Agreement, dated April 1, 2019, by and between Coalition for Epidemic Preparedness Innovations and Valneva SE.

Incorporated by Reference
Exhibit Number	Description of Document	Schedule/Form	File Number	Exhibits	Filing Date

10.5†+	Distribution Agreement, dated December 9, 2015, by and between GlaxoSmithKline GmbH & Co. KG and Valneva Austria GmbH.

10.6†+	Sublicense Agreement, dated April 14, 2003, by and between VaccGen International LLC and Intercell AG, as assigned to the Registrant and as amended.

10.7†+	Supply Agreement, dated March 1, 2008, by and among Intercell AG, Vetter Pharma-Fertigung GmbH & Co. KG and Intercell Biomedical Ltd., as assigned to the Registrant.

10.8†+	Contract dated September 9, 2020, by and between the U.S. Defense Logistics Agency and Valneva USA, Inc.

10.9†+	Credit Agreement, dated February 3, 2020, by and among Valneva Austria GmbH, Valneva SE, Wilmington Trust, National Association and the Lenders, as amended to date.

21.1+	List of subsidiaries

23.1*	Consent of Deloitte & Associés

23.2*	Consent of PricewaterhouseCoopers Audit

23.3*	Consent of Hogan Lovells Paris LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

+	Previously submitted.
*	To be filed by amendment.
†	Certain portions of this exhibit have been omitted because they are not material and would likely cause competitive harm to the registrant if disclosed.

(b) Financial Statement Schedules

All schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the consolidated financial statements and notes thereto.

ITEM 9.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless, in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question, whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A, and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Saint-Herblain, France on         , 2021.

VALNEVA SE

By:
	Name:	Thomas Lingelbach
	Title:	Chief Executive Officer and President

POWER OF ATTORNEY

We, the undersigned members of the directors, officers and authorized representative of Valneva SE hereby severally constitute and appoint Thomas Lingelbach and Franck Grimaud, and each of them singly, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Thomas Lingelbach	Chief Executive Officer, President and Chairman of the Management Board (principal executive officer)	, 2021

	Principal Financial and Accounting Officer	, 2021

Frédéric Grimaud	Chairman of the Supervisory Board	, 2021

James Sulat	Member of the Supervisory Board	, 2021

Anne-Marie Graffin	Member of the Supervisory Board	, 2021

Sharon Tetlow	Member of the Supervisory Board	, 2021

Johanna Willemina Pattenier	Member of the Supervisory Board	, 2021

Signature of Authorized U.S. Representative of Registrant

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Valneva SE has signed this registration statement on the        day of            , 2021.

Valneva USA, Inc.

By:
Name: Title: